EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointments of Stefan Buys and Lesley Goldwasser as Non-Executive Directors

ST HELIER, Jersey, Feb. 14, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN, AIM and VFEX: CMCL) is pleased to announce the appointments of Stefan Buys and Lesley Goldwasser to the board of directors of the Company (“the Board”) as independent non-executive directors, effective today.

Johan Holtzhausen, who has served on the Board since 2013, is retiring from the Board and as chair of the Audit Committee with effect from the next annual general meeting of shareholders which is due to be held in early May, 2025, details of which will be provided in due course (“the AGM”). Ms Tariro Gadzikwa, an independent non-executive director of the Board with significant financial experience and qualifications, will take over from Johan as chair of the Audit Committee with effect from the AGM.

Stefan Buys

Mr Buys brings over 30 years of leadership experience in the global mining and heavy industry sectors, with a strong track record across copper, gold, iron ore, uranium, ferrochrome, and platinum operations in Southern and Western Africa, Canada, Australia, and South America.

Most recently, Stefan served as Chief Executive Officer of the Mining Division at ArcelorMittal. Prior to that, he led Rio Tinto’s Pilbara iron ore mining operations in Western Australia as Managing Director. His career also includes executive roles at BHP, where he was Asset President of Olympic Dam and Project Director for a global standardization initiative. Earlier in his career, he spent over a decade with Xstrata, rising from Production Engineer in their South African ferrochrome operations to Chief Operating Officer for North Chile.

He holds a bachelor degree in metallurgical engineering, a certificate in company direction from the Institute of Directors UK and is a member of the Institute of Directors UK.

Lesley Goldwasser

Ms Goldwasser is a financial executive with extensive expertise in global capital markets and structured finance. She is currently Managing Partner at GreensLedge, a global boutique investment bank that provides services in capital raising, mergers and acquisitions, and asset management. Lesley also serves as Co-CEO and Founder of GreensLedge Korea.

Her previous leadership roles include Managing Director at Credit Suisse, where she was head of Asset Backed Securities and Global Head of Hedge Fund Strategic Services, and Co-Head of Global Debt and Equity Capital Markets at Bear Stearns. Ms Goldwasser also brings significant board experience, serving as Lead Independent Director of Tiptree Inc. and an Independent Director at Liquid Telecommunications. She previously served as Lead Independent Director of Flagstar Bancorp.

Beyond her corporate career, she is committed to community development in Zimbabwe, where she co-founded Zara’s Center - an after-school program providing nutrition, education, vocational, and computer training for vulnerable children.

Lesley was born and raised in Bulawayo, Zimbabwe and is a graduate of the University of Cape Town, South Africa.

John Kelly, Chairman of Caledonia, commented:

“We are delighted to welcome Stefan and Lesley to the Board. Stefan’s deep expertise in large-scale mining operations and background in metallurgical engineering will be important additions to the Board’s skill sets. He has a demonstrated record of strategic leadership combined with a commitment to safety and the environment. Lesley has an extensive record of execution and leadership in the global capital markets. Her experience with a wide range of financing mechanisms and institutional investors will be invaluable as we continue to execute our growth strategy.

On behalf of the Board, I would also like to extend our gratitude to Johan for his insights, leadership and invaluable contributions during his long and dedicated service on the Board and as Chair of the Audit Committee. We wish him well in his future endeavours.”

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Elfie Kent Fergus Young	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Current and Previous Directorships of Mr Buys and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies and partnerships of which Mr Buys has been a director or partner at any time in the previous five years are set out below.

Company	Status
Channar Management Services Pty Ltd	Former
Channar Mining Pty Ltd	Former
Hammersley Exploration Pty Ltd	Former
Hammersley HMS Pty Ltd	Former
Hammersley Iron Pty Ltd	Former
Hammersley Iron – Yandi Pty Ltd	Former
Hammersley Holdings Ltd	Former
Hammersley WA Pty Ltd	Former
Mount Bruce Mining Pty Ltd	Former
Pilbara Iron Company (Services) Pty Ltd	Former
Pilbara Iron Pty Ltd	Former
Hope Downs Joint Venture	Former
Nunavut Iron Ore, Inc.	Former
ArcelorMittal Mines Mary River Operating Inc.	Former
Baffinland Iron Mines LP	Former
Baffinland Iron Mines Corporation	Former
ArcelorMittal Liberia Holdings Limited	Former
ArcelorMittal Liberia Ltd	Former
AM Mining	Former
ArcelorMittal Mining UK Limited	Former

Mr Buys’ full name is Petrus Stephanus Buys. He is 53 years old.

Mr Buys holds no shares or share options in the Company.

There are no other matters which have been disclosed to the Company that are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Current and Previous Directorships of Ms Goldwasser and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies and partnerships of which Ms Goldwasser has been a director or partner at any time in the previous five years are set out below.

Company	Status
Jonathan Plutzik and Lesley Goldwasser Family Foundation	Current
Betsy Ross Owner LLC	Current
Zara’s Center Trust	Current
GreensLedge Holdings LLC	Current
GreensLedge UK Holdings Limited	Current
TipTree Inc.	Current
The Miami Beach Classical Music Festival	Current
Liquid Telecommunications (Jersey) Limited	Current
Women Photographers International Archive, Inc.	Current
Maxex LLC	Former
Fintech Acquisition Corp. 5	Former
FTAC Parnassus Acquisition Corp.	Former

Ms Goldwasser’s full name is Lesley Dana Goldwasser Plutzik. She is 63 years old.

Ms Goldwasser holds no shares or share options in the Company.

There are no other matters which have been disclosed to the Company that are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.